Exhibit 99

Cementos Pacasmayo S.A.A. announces consolidated
results for First Quarter 2012

Lima, Peru, April 30, 2012 – Cementos Pacasmayo S.A.A. (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) a leading Peruvian cement company, announced today its consolidated results for the first quarter period ended March 31, 2012 (“1Q12”). These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian nuevos soles (S/.).

Operating and Financial Highlights:

●	In 1Q12, cement demand was stronger than anticipated as volumes increased 17% compared to 1Q11.
●	Revenues in 1Q12 increased 20.4% compared to 1Q11.
●	Gross margin remained high at 39.4%.
●	The Phosphate project remains on schedule and is expected to initiate production in 2016.

	Financial and Operating Results
	1Q12	1Q11	% Var.
In thousands of metric tons
Cement, concrete and blocks volume	534.5	452.5	18.1%
Quicklime volume	29.6	26.5	11.6%

in millions of S/.
Sales of goods	277.3	230.4	20.4%
Gross profit	109.4	99.8	9.7%
Operating profit	59.7	57.7	3.5%
Net income of controller	40.6	38.8	4.6%

EBITDA	71.6	69.1	3.6%

Net cash flows provided by operating activities	-13.6	17.0	N/M
Net cash flows used in investing activities	-455.7	-53.1	N/M

Gross Margin	39.4%	43.3%	-3.9pp.
Operating Margin	21.5%	25.0%	-3.5pp.
Net Income of Controller Margin	14.6%	16.8%	-2.2pp.
EBITDA Margin	25.8%	30.0%	-4.2pp.

For more information please visit www.cementospacasmayo.com.pe/investors/ or contact:

In Lima: Manuel Ferreyros, CFO Ignacio Martinelli, IR Analyst Cementos Pacasmayo Investor Relations Tel: 511‐317‐6000 ext. 2367 E‐mail: irpacasmayo@cpsaa.com.pe	In New York: Rafael Borja / Melanie Carpenter i‐advize Corporate Communications, Inc. Tel: (212) 406‐3693 E‐mail: cementospacasmayo@i‐advize.com

Net Sales reached S/. 277.3 million in 1Q12, an increase of 20.4% compared to 1Q11.This increase was derived from a higher volume of cement sold,  which increased approximately 17%  in 1Q12 compared to 1Q11. This stemmed from a strong demand for our products in major cities located in the northern region of Peru due to greater public and private investments. In addition, the Peruvian government has stimulated construction investments in 2012, which contributed to sales growth.

EBITDA rose 3.6% in 1Q12 compared to 1Q11 reaching S/. 71.6 million. EBITDA margin decreased 3.8 percentage points in 1Q12 compared to 1Q11. The decline in EBITDA margin was due to a decrease in gross profit as a consequence of higher production costs, mainly explained by greater consumption of admixtures to produce cement, as well as unscheduled downtime for maintenance of some of the Company’s equipment. In addition, there was an increase in operating expenses best explained by a provision in the long-term agreements and higher professional fees  associated  with the inherent costs of complying with SEC1 regulations.

Comments from the Chief Executive Officer:

 Humberto Nadal, Cementos Pacasmayo’s Chief Executive Officer commented on the 1Q12 results:

 “We are very pleased to announce solid results on our cement business for this first quarter. Demand has remained strong growing 17%, driven by self construction, private sector investment and public spending.

Margins remain stable so we are confident we will achieve our EBITDA target for the year.

Regarding our projects we are right on schedule to begin phosphate production by 2016."

 1 US Securities and Exchange Commission (“SEC”)

Economic Overview

The Peruvian economy registered annual growth of 5.4% in January 2012 and 7.2% in February 2012. APOYO Consultoría2, estimated growth of approximately 7.0%, higher than the 5.5% registered in 4Q11. Peru's economy during 1Q12 grew an estimated 6.3% - 6.8%.

According to APOYO, the economy’s strong performance during the first quarter was generally due to : (i) a recovery of public investment, (ii) the strong performance of private expenditures (consumption and investment) due to the recovery in business confidence, as well as favorable financing conditions, and (iii)  greater export growth. During the first quarter, public investment grew by slightly over 30%, mainly via improved performance of local and regional governments, after declining throughout 2011. This improvement in execution was due to measures implemented by the government to increase the following: (i) the postponement of projects in 4Q11 to 2012, and (ii) performance bonuses related to expenditures. On the other hand, private investments also increased. Based on the success of capital goods imports and domestic cement consumption in the first quarter, among other indicators, it was estimated that private investment may have grown approximately 10% in 1Q12.

In addition to the growth in investments, private consumption increased by approximately 5.7% in 1Q12,  due to improved consumer confidence and solid growth of formal employment.

Exports also registered higher than expected growth (20% annually in the first two months) explained largely by higher  traditional exports.

Going forward it is expected that the factors that drove private and public investment, as well as consumption will continue.

2  This is information was obtained from Apoyo Consultoria (APOYO) as of April 2012. APOYO is a specialized advisory firm that provides information in the areas of  economics, finance, business and public affairs of Peru.

Peruvian Cement Industry Overview

Cement production in Peru is segmented in three main geographic regions: the northern region, the central region (including the Lima Metropolitan Area), and the southern region. Pacasmayo is the only cement manufacturer in the northern region of Peru. Cementos Lima and Cemento Andino supply the central region, while Cementos Yura and Cementos Sur operate in the southern region.

Cementos Pacasmayo supplies all the cement needs in the northern region of Peru, which accounted for approximately 23.2% of the country’s population and 15.1% of the national Gross Domestic Product (“GDP”) in 2011. From 2007 to 2011, total Peruvian cement consumption grew to a CAGR (Compound Annual Growth Rate) of 10.4%. according to the INEI3, driven by the country’s general economic growth and, to a lesser extent, by infrastructure spending. In the northern region, cement consumption grew at a CAGR of 9.2% in the same period. Despite growth, Peru continues to have a significant housing deficit of two million homes as estimated by the Fondo Mi Vivienda4.

Northern Region (thousands of metric tons)
				2011
Plant	2009	2010	2011	% part.
C. Pacasmayo	1,397	1,616	1,748	19.7%
C. Selva	160	195	196	2.2%
Imports	39	39	47	0.5%
Total	1,596	1,850	1,991	22.5%

Central Region (thousands of metric tons)
				2011
Plant	2009	2010	2011	% part.
C. Lima	2,935	3,278	3,225	36.4%
C. Andino	1,275	1,434	1,484	16.7%
Caliza Inca	63	97	104	1.2%
Imports	101	275	351	4.0%
Total	4,374	5,083	5,164	58.3%

Southern Region (thousands of metric tons)
				2011
Plant	2009	2010	2011	% part.
C. Yura	1,008	1,159	1,260	14.2%
C. Sur	246	433	449	5.1%
Total	1,255	1,593	1,709	19.3%

In 2011, Cementos Pacasmayo sold approximately 1.9 million metric tons of cement, which represented an estimated 21.9%5 of Peru’s total cement distribution throughout the country and primarily all the cement consumed in the northern region. From 2007 to 2011, the Company’s cement sales volume rose by a CAGR rate of 9.2%. Growth on cement sales during this period was driven mainly in the construction sector, which has expanded in the last five years by approximately twice Peru’s annual growth rate GDP.

In Peru, cement is mainly sold to a highly fragmented consumer base, which consists of consumers that buy cement in bags to gradually build or improve their homes without professional technical advisory. We refer to this segment as “self-construction” (auto-construccion). In 2011 it is estimated that the “self-construction” segment represented approximately 56% of Cemento Pacasmayo’s total cement sales, private construction projects represented 28%, and public construction projects accounted for the remaining 16%.

3Instituto Nacional de Estadística e Informática “INEI”, Peru’s national statistics institute
4Fondo Mi Vivienda S.A. (“Fondo Mi Vivienda”) is a housing fund administered by the Peruvian Government.
5 Official figures for cement sales by companies nationwide, provided by the INEI and disclosed with a one quarter lag.

Operating Results:

Production volumes:

Cement Production Volume
(thousands of metric tons)

	Production
	1Q12	1Q11	% Var.
Pacasmayo Plant	465.1	409.3	13.6%
Rioja Plant	50.2	42.2	19.0%
Total	515.3	451.5	14.1%

Average total cement production volumes at both plants rose 14.1% in 1Q12 compared to the same period in 2011. This was mainly due to strong demand for cement in the northern region. Cement dispatches in the main cities of the northern region grew due to higher infrastructure spending by both the public and private sectors, driven by the execution of construction of new mining projects, roads, real estate projects, shopping malls, among others. It is important to mention that in 1Q11 there was some uncertainty due to the Peruvian presidential elections. As a consequence, cement dispatches declined during that period compared to the previous year, and were further affected in 2Q11.

Quicklime Production Volume
(thousands of metric tons)

	Production
	1Q12	1Q11	% Var.
Pacasmayo Plant	32.3	26.0	24.1%

Quicklime production volume in 1Q12 increased 24.1% compared to 1Q11. This was mostly a result of increased demand from the mining sector. Unit costs declined due to higher production volume.

Installed Capacity:

Installed Cement and Clinker Capacity

The annual installed cement capacity in the Pacasmayo Plant is 2.9 million metric tons, while the installed cement capacity at the Rioja Plant is 0.2 million metric tons. It is important to note that the Company is currently doubling the capacity of cement production at the Rioja Plant, with the installation of a new production line that will add 0.24 million metric tons of annual installed cement capacity in the second half of 2012.

The annual installed clinker capacity in the Pacasmayo Plant remains at 1.3 million metric tons. However, the Company is expanding this capacity by 0.2 million metric tons by installing two vertical kilns, which are still in the commissioning phase. Furthermore, the Company is expanding one of the rotary kiln’s capacity, the production of which is expected to start in the second half of 2012.

Utilization Rate:

Pacasmayo Plant6 Utilization Rate

	Utilization Rate
	1Q12	1Q11	Var
Cement	64.2%	56.5%	7.7 pp.
Quicklime	53.8%	43.4%	10.4 pp.

The utilization rate of cement production at the Pacasmayo Plant increased 7.7 percentage points in 1Q12 compared to the same period in 2011, reaching 64.2%. This was primarily due to greater usage of the Company’s equipment to meet the growing demand in the northern region of Peru.

Quicklime utilization rate increased 10.4 percentage points during 1Q12, compared to the same period of 2011. This was primarily due to a greater number of clients and an increase in demand from the mining sector.

 Rioja Plant7 Utilization Rate

	Utilization Rate
	1Q12	1Q11	Var
Cement	100.0%	84.3%	15.7 pp.

The cement utilization rate at the Rioja Plant increased 15.7 percentage points in 1Q12 compared to 1Q11, reaching a cement utilization rate of 100%. This increase was explained by stronger demand for cement in the region.

Given that the Rioja Plant had reached its maximum installed cement capacity, during 1Q12 the Pacasmayo plant dispatched approximately 11,000 metric  tons of cement. This allowed the plant to meet all regional demand during the period.

However, cement production capacity will double with the installation of a new production line that will add 0.24 million metric tons of annual installed cement production capacity in the second half of 2012.

 6-7 The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate for the 1Q12, as well as 1Q11 implies annualized production, which is calculated by multiplying real production for the three months of the year by 4.

Financial Results:

The following table shows a summary of Total Consolidated Financial Results:

Consolidated Financial Results (in millions of nuevos soles S/.)

	Income Statement
	1Q12	1Q11	% Var.
Sales of goods	277.3	230.4	20.4%
Gross Profit	109.4	99.8	9.7%
Total operating expenses, net	-49.7	-42.0	18.3%
Operating Profit	59.7	57.7	3.5%
Total other expenses, net	-3.6	-2.2	65.7%
Profit before income tax	56.1	55.5	1.0%
Income tax expense	-16.2	-16.7	-3.2%
Net Income	39.9	38.8	2.8%
Non-controlling interests	-0.7	0.0	-
Net Income of controller	40.6	38.8	4.6%

Net Sales:

Net Sales: Cement, concrete and blocks8 (in millions of nuevos soles S/.)

	Cement, concrete and blocks
	1Q12	1Q11	Var
Sales of goods	227.4	184.8	23.1%
Cost of Sales	-123.6	-89.3	38.5%
Gross Profit	103.8	95.5	8.7%
Gross Margin	45.6%	51.7%	-6.0pp.

Net Sales of cement, concrete and blocks increased 23.1% in 1Q12 compared to 1Q11, mainly derived from strong demand in the northern region of Peru. This increase was primarily due to greater investment from the public and private sector, driving a greater demand in construction materials, namely: cement, concrete and blocks.

Sales growth was primarily driven by the sale of cement, which increased 21% in 1Q12 compared to 1Q11. To a lesser extent, sales growth was due to an increase in sales of blocks, bricks and pavers, which rose 60%, as well as 37% higher concrete sales in 1Q12, compared to the same period in the previous year.

Consolidated gross margin of cement, blocks and concrete, decreased 6.0 percentage points in 1Q12 compared to 1Q11. This was derived from a greater consumption of admixtures to produce cement. Furthermore, during 1Q12, production of clinker decreased due to unscheduled downtime for maintenance of some of the Company’s equipment, thereby increasing fixed unit cost.

 8 During 1Q12, this line item was comprised of: 87.3% cement; 9.4% concrete; 3.3% blocks, bricks and pavers.

Net Sales: Construction materials9 (in millions of Nuevos Soles S/.)

	Construction Materials
	1Q12	1Q11	Var
Sales of goods	38.0	35.9	5.8%
Cost of Sales	-37.0	-33.6	10.1%
Gross Profit	1.0	2.3	-56.5%
Gross Margin	2.6%	6.4%	-3.8pp.

Construction material sales increased 5.8% in 1Q12 compared to the same period in the previous year, mainly led by the sales of steel rebar. The gross margin decline was primarily explained  by the steel rebar prices, which decreased from approximately S/. 2,649 metric tons in 1Q11 to S/. 2,570 metric tons in 1Q12..

Net Sales: Quicklime (in millions of Nuevos Soles S/.)

	Quicklime
	1Q12	1Q11	Var
Sales of goods	11.3	9.6	17.7%
Cost of Sales	-6.8	-7.6	-10.5%
Gross Profit	4.5	1.9	N/M
Gross Margin	39.8%	19.8%	20.0pp.

Quicklime sales increased 17.7% in 1Q12 compared to 1Q11. This was mainly due to higher dispatch of coarsely and finely ground quicklime explained by the addition of new clients in the portfolio, as well as an increase in demand from the mining sector. Furthermore, gross margin increased 20 percentage points in 1Q12 compared to 1Q11. This was primarily explained by lower unit costs due to higher production.

Operating Expenses:

Administrative expenses (in millions of nuevos soles S/.)

	Administrative expenses
	2012	2011	% Var.
Personnel expenses	19.2	17.8	7.9%
Third-party services	16.1	13.2	22.0%
Board of directors compensation	1.3	1.3	0.0%
Depreciation and amortization	2.8	3.3	-15.2%
Other	3.2	2.6	23.1%
Total	42.6	38.2	11.5%

During 1Q12, administrative expenses increased mostly due to a rise in personnel expenses and third-party services. Personnel expenses increased 8.1% compared to 1Q11, basically due to the provision of the long-term agreement , which wasn’t considered in 1Q11. Third-party services grew 22.1% compared to 1Q11, as a result of an increase of professional fees associated with the inherent costs of complying with SEC regulations.

 9 Construction materials include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

Selling and distribution expenses (in millions of nuevos soles S/.)

	Selling and distribution expenses
	2012	2011	% Var.
Personnel expenses	3.3	2.2	50.0%
Advertising and promotion	2.7	1.8	50.0%
Other	1.0	0.6	66.7%
Total	7.0	4.6	52.2%

Selling and distribution expenses increased mainly due to a rise in advertising and promotion expenses in 1Q12. This increase was mainly explained by the implementation of a marketing plan in 1Q12.

EBITDA Reconciliation:
EBITDA (in million of Nuevos Soles S/.)

	EBITDA
	1Q12	1Q11
Net Income	39.9	38.8
+ Income tax expense	16.2	16.7
- Finance income	-6.1	-1.3
+ Finance costs	9.2	4.0
+/- Net (loss) gain from exchange rate	0.5	-0.5
+ Depreciation and Amortization	11.9	11.4
EBITDA	71.6	69.1

EBITDA increased from S/. 69.1 million in 1Q11 to S/. 71.6 million in 1Q12, This increase was primarily due to an increase in sales volume driven by a strong growth in demand from main cities in the country’s northern region.

Cash flows:
Cash flow (in million of Nuevos Soles S/.)

	Cash Flows
	1Q12	1Q11
Net cash flows provided by operating activities	-13.6	17.0

Net cash flows used in investing activities	-455.7	-53.1

Net cash flows provided by (used in) financing activities	633.8	79.1

Net Cash flow from operating activities
Net cash flow from operating activities in 1Q12 were lower than 1Q11 as result of a decrease in short-term liabilities due to the payment of income tax and a reduction of the account payables.

Net Cash flow from investing activities
The increase in cash flow from investing activities was mainly explained by the certificates of deposit made in 1Q12 as a result of the cash received from the IPO on the New York Stock Exchange and the S/. 202.2 million loan from BBVA Banco Continental.

Cash flow from financing activities
The increase in net cash from financing activities was mainly derived by the cash received from the IPO on the New York Stock Exchange during 1Q12 that was partially offset by the amortization of loans according to the existing timetable.

Cash and Debt Position:

Consolidated Cash (in millions of Nuevos Soles S/.):

As of March 31, 2012, the Company’s cash position was S/. 932.4 million (US$ 349.6 million). In addition, there were certificates of deposits that amounted to S/. 897.6 million (US$ 336.7 million) distributed as follows:

	Amount (S/.)	Interest Rate	Initial Date	Maturity Date
Banco de Crédito del Perú	S/. 160.0	4.08%	March 15,2012	April 16, 2012
BBVA Banco Continental	S/. 160.0	4.00%	March 15, 2012	April 16, 2012
BBVA Banco Continental	S/. 202.2	4.25%	January 4, 2012	June 27, 2013
Banco de Crédito del Perú	S/. 201.8	4.10%	February 23, 2012	August 16, 2013
Other deposits	S/. 173.6

Total	S/. 897.6

Other deposits refers to certificates of deposit in nuevos soles and dollars with maturities less than 30 days.

The remaining balance of S/. 34.8 million (US$ 13.1 million) is located in the Company’s bank accounts.

Debt Position:

Consolidated Debt  (in millions of Nuevos Soles S/.)

As of March 31, 2012, the Company had total outstanding debt of S/. 560.5 million (US$ 210.2 million), as set forth in the table below:

	As of March 2012	Interest Rate	Maturity Date
BBVA Banco Continental secured loan	S/. 127.9	6.20%	May 2014
BBVA Banco Continental unsecured loan	S/. 28.0	6.00%	June 2012
Banco de Crédito del Perú financing lease	S/. 36.8	5.19%	March 2013
Banco de Crédito del Perú financing lease	S/. 12.6	7.17%	March 2016
Banco de Crédito del Perú mid-term loan	S/. 42.0	6.20%	March 2013
BBVA Banco Continental mid-term loan	S/. 41.0	6.41%	December 2013
Banco de Crédito del Perú unsecured loan	S/. 70.0	6.45%	April 2013
BBVA Banco Continental secured loan	S/. 202.2	6.37% / 6.64% / 7.01%	December 2018

Total	S/. 560.5

As of April 30, 2012, the Company has prepaid S/. 314.6 million (US$ 118.0 million), maintaining an outstanding debt of S/.202.2 million with Banco BBVA Continental and two Banco de Credito del Peru leases with a consolidated balance of S/. 49.4 million. Below are the contractual obligations with deadlines for payment of these debts:

	Payments due by period
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	40.6	106.1	77.0	27.9	251.6
Future interest payments	15.0	35.5	10.1	1.0	61.7
Total	55.5	141.6	87.2	28.9	313.2

Capex

Capex (in millions of Nuevos Soles S/.)

During 1Q12, the Company reported capital expenditures of S/. 53.6 million, allocated to the following projects:

Projects	1Q12
Construction of diatomite brick plant	2.9
Expansion of Rioja Plant	17.2
Expansion of Pacasmayo Plant	1.3
Phospate Project	0.9
Brine Project	7.3
Other investing activities*	24.0
Total	53.6
* Includes investments in Pacasmayo and Rioja Plants, as well as investments in machinery, equipments and overhauls.

Projects:

Fosfatos del Pacífico S.A.

In December 2011, the Company sold a 30.0% stake of the Fosfatos del Pacifico S.A. subsidiary for S/. 124.4 million to an affiliate of Mitsubishi Corporation, a globally-integrated company listed on the Tokyo Stock Exchange, which develops and operates business in multiple sectors.

In accordance with the terms of sale, Mitsubishi Corporation has signed a long-term contract of purchase and sale (Off-Take Agreement), in which it commits to acquire 2.0 million metric tons of phosphate per year with the option to buy an additional 0.5 million metric tons per year. The agreement has a term of 20 years.

The Company is currently in the final stage of the pilot tests, in order to confirm laboratory tests and obtain as much information as possible for the development of the basic engineering of the project.

The Company is also in the final stage of selecting an internationally recognized company to begin the basic engineering study. The Company expects that the basic engineering study will be completed  in 1Q13, which will allow us more accurately measure the project. The Company estimates that the phosphates project will initiate production in 2016.

Salmueras Sudamericanas S.A.

In 2011, the Company signed an agreement with Quimica del Pacifico (Quimpac), a leading Peruvian chemical company, to establish Salmueras Sudamericanas S.A., in which the Company has a 74.9% stake and Quimpac has the remaining 25.1%.

Currently, the Company is in the basic engineering development stage with a German company, K-UTEC AG Salt Technologies, which has over 50 years of experience in the salt business, which will enable the Company to have accurate information to measure the size of the industrial complex and have more details of the production process.

The Company expects that the basic engineering study will be ready in 1Q13, at this point it will assign an internationally recognized company to develop the engineering details. The Company estimates that the development stage before entering into operations will have an approximate duration of 3 to 5 years.

Recent Events

●
Initial Public Offering – On February 8, 2012, Cementos Pacasmayo  conducted a global public offering of 20 million American Depository Shares (“ADS”). As a result of the offering, its shares now trade on the New York Stock Exchange under the ticker symbol “CPAC”. Each ADS represents 5 common shares. The offering price was US$11.50 per ADS.

●
On  March 2, 2012,  the Company issued 2,296,800 ADSs, upon the exercising of the overallotment option granted to JP Morgan (JPM) to acquire additional ADSs on this public offering. The price for each ADS was the same as that of the initial offering.

On March 19, 2012, the Company signed a credit line agreement with Banco de Credito del Peru in the amount of US $ 75.0 million to be used for investment in fixed assets, restructuring of debt and other corporate purposes. The Company has two years to request the funds under this agreement.

●
On March 30, 2012, the Company issued 927,783 investment shares, in pursuant to a preemptive right of the holders of investment shares to maintain their proportional participation in the capital stock of the Company.

Note:The Company presented some figures converted from nuevos soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Nuevos Soles to U.S. dollars was S /. 2,667 per U.S.$ 1.00, which was the exchange rate reported as of March 30, 2012 by the Superintendencia de Banca, Seguros y AFP’s  (SBS). The information presented in U.S. dollars is for the convenience of the reader only.

 Note on Forward-Looking Statements
This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Interim consolidated statements of financial position
As of March 31, 2012 (unaudited) and December 31, 2011 (audited)
Assets	1Q12 S/. (000)	As of Dec-11 S/. (000)
Current assets
Cash and short-term deposits	932,377	363,279
Trade and other receivables	66,991	78,377
Income tax prepayments	16,287	705
Inventories	218,432	206,102
Prepayments	16,427	11,629
	1,250,514	660,092

Assets	1Q12 S/. (000)	As of Dec-11 S/. (000)
Non-current assets
Other receivables	29,615	29,146
Available-for-sale financial investments	29,611	22,074
Property, plant and equipment	1,230,002	1,197,401
Exploration and evaluation assets	38,951	29,895
Other assets	1,304	1,404
	1,329,483	1,279,920

Total assets	2,579,997	1,940,012

Liabilities and equity	1Q12 S/. (000)	As of Dec-11 S/. (000)
Current liabilities
Trade and other payables	115,829	128,485
Interest-bearing loans and borrowings	176,337	139,048
Income tax payable	671	12,870
Provisions	3,396	28,694
	296,233	309,097

Liabilities and equity	1Q12 S/. (000)	As of Dec-11 S/. (000)
Non-current liabilities
Interest-bearing loans and borrowings	384,120	451,546
Other non-current provisions	12,409	10,909
Deferred income tax liabilities, net	94,659	94,875
	491,188	557,330

Total liabilities	787,421	866,427

Equity	1Q12 S/. (000)	As of Dec-11 S/. (000)

Capital stock	530,261	418,777
Investment shares	50,503	49,575
Additional paid-in capital	559,585	-
Legal reserve	94,951	90,451
Other components of equity	13,249	8,029
Retained earnings	509,811	473,721

Equity attributable to owners of the parent	1,758,360	1,040,553
Non-controlling interests	34,216	33,032

Total equity	1,792,576	1,073,585

Total liabilities and equity	2,579,997	1,940,012

Interim consolidated statements of comprehensive income
As of March 31, 2012 (unaudited) and December 31, 2011 (audited)

	1Q12 S/. (000)	1Q11 S/. (000)

Sales of goods	277,348	230,411
Cost of sales	167,899	-130,650
Gross profit	109,449	99,761

Operating income (expenses)

Other operating (expenses) income, net	-144	728
Administrative expenses	-42,552	-38,174
Selling and distribution expenses	-7,031	-4,588
Total operating expenses , net	-49,727	-42,034

Operating profit	59,722	57,727

Other income (expenses)

Finance income	6,051	1,288
Finance costs	-9,190	-4,020
Net (loss) gain from exchange difference	-499	536

Total other expenses, net	-3,638	-2,196

Profit before income tax	56,084	55,531

Income tax expense	-16,160	-16,699
Net income	39,924	38,832

Attributable to:
Owners of the parent	40,590	38,822
Non-controlling interests	-666	10
	39,924	38,832

Earnings per share
Basic and diluted for the three-month period attributable to holders of common shares and investment shares of the parent (S/. per share)	0.08	0.08
Net income	39,924	38,832

Interim consolidated statements of changes in equity
For the three months ended March 31, 2012 and March 31, 2011 (both unaudited)

	Attributable to owners of the parent
	Capital	Investment	Additonal	Legal	Available- for-sale	Foreign currency	Retained earnings S/. (000)	Total S/. (000)	Non- controlling interests S/. (000)	Total
	stock S/. (000)	shares S/. (000)	paid-in capital S/. (000)	reserve S/. (000)	reserve S/. (000)	translation reserve S/. (000)				equity S/. (000)
Balance as of January 1, 2011	418,777	49,575	-	74,145	15,374	-983	435,668	992,556	739	993,295
Net income	-	-	-	-	-	-	38,822	38,822	10	38,832
Other comprehensive income	-	-	-	-	-2,743	-29	-	-2,772	-3	-2,775
Total comprehensive income	418,777	49,575	-	74,145	12,631	-1,012	474,490	1,028,606	746	1,029,352

Dividends	-	-	-	-	-	-	-56,000	-56,000	-	-56,000
Appropriation of legal reserve	-	-	-	3,882	-	-	-3,882	-	-	-

Balance as of March 31, 2011	418,777	49,575	-	78,027	12,631	-1,012	414,608	972,606	746	973,352

Balance as of January 1, 2012	418,777	49,575	-	90,451	9,257	-1,228	473,721	1,040,553	33,032	1,073,585
Net income	-	-	-	-	-	-	40,590	40,590	-666	39,924
Other comprehensive income	-	-	-	-	5,280	-60	-	5,220	-7	5,213
Total comprehensive income	418,777	49,575	-	90,451	14,537	-1,288	514,311	1,086,363	32,359	1,118,722

Issue of common and investment shares	111,484	928	559,585	-	-	-	-	671,997	-	671,997
Appropriation of legal reserve	-	-	-	4,500	-	-	-4,500	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	1,857	1,857

Balance as of March 31, 2012	530,261	50,503	559,585	94,951	14,537	-1,288	509,811	1,758,360	34,216	1,792,576